UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                              SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING             0-16203

                                 FORM 10-KSB                   CUSIP NUMBER
                                                                247907207


                 For Period Ended:  June 30, 2001


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION


                          Delta Petroleum Corporation
                         -----------------------------
                            Full Name of Registrant



                       Suite 3310, 555 Seventeenth Street
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)


                           Denver, Colorado  80202
                         ----------------------------
                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Work stoppages and a general unavailability of personnel during a critical time period as a result of the recent terrorist activities on the East coast have caused us to be unable to file our Form 10-KSB within the prescribed time period.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           Kevin Nanke                          (303) 293-9133
     ------------------------            -----------------------------
           (Name)                        (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [ ]Yes   [X]No

------------------------------------------------------------------------------

                         Delta Petroleum Corporation
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                Delta Petroleum Corporation



                                By:  /s/ Kevin Nanke
                                    -------------------------------------
                                     Kevin Nanke, Chief Financial Officer

Date:  September 28, 2001


[ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]